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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 For May 7, 2002




                           THE BANK OF BERMUDA LIMITED
                 (Translation of registrant's name into English)



                                 6 Front Street
                                 Hamilton HM 11
                                P.O. Box HM 1020
                             Hamilton HM DX, Bermuda
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X        Form 40-F
                   --------              --------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes             No    X
              --------       --------

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N.A.
                                                  --------

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                           THE BANK OF BERMUDA LIMITED

         On May 7, 2002, The Bank of Bermuda Limited (the "Bank") declared a dividend of Bermuda $0.27 per share to be paid on May 31, 2002 to the record holders of the Bank's common shares as of May 15, 2002. The memorandum with respect to this matter is attached as an exhibit to this Form 6-K and incorporated herein by reference.

         Exhibit Index

         20.1           Memorandum from the Bank of Bermuda, dated May 7, 2002.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              THE BANK OF BERMUDA LIMITED



                                              By: /s/ Alison J. Satasi
                                                  ------------------------------
                                              Name:  Alison J. Satasi
                                              Title:  Head of Investor Relations

Date:  May 7, 2002



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